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klaus moeller

Founder at Hiero 2, Inc.

Marina Del Rey, California · 405 connections · **Contact info**

Hiero 2, Inc.

Bedales School, Hampshire, England

About

Founder at Hiero 2, Inc.
Founder at Boardwalk Hospitality, inc.
Founder at Capital Art   ... see more

Experience

Founder

Hiero 2, Inc.

Jul 2017 – Present · 2 yrs 1 mo

Greater Los Angeles Area

Hiero 2, Inc creates the next generation of branded emoji keyboard suites for Athletes, Brands, and Celebrities using a proprietary Content Management System.

 **Hiero 2 Corporate deck.pdf**

Founder

Boardwalk Hospitality, Inc.

2017 – Present · 2 yrs

Los Angeles, CA

 **BEN & JERRY's MURAL.jpeg**

Founder

Capital Art, Inc.

Jan 2007 – 2014 · 7 yrs

Las Vegas, Nevada

Capital Art, Inc. is the owner of several iconic archives with over 10million original Pop Culture negatives.

 **CAPA Photo Archives 2017.pdf**

Education

Bedales School, Hampshire, England









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Skills & Endorsements

Entertainment · 26

Endorsed by **Scott D. Marcus, who is highly skilled at this**

Entrepreneurship · 23

Endorsed by **Rick Kraniak, who is highly skilled at this**

Social Media Marketing · 15

Sergey Knazev and 14 connections have given endorsements for this skill

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Recommendations

Received (0) Given (3)

Jeanene Morgan
Independent Business Owner at Morgan Consulting, Inc.
August 18, 2015, klaus was senior to Jeanene but didn't manage directly

Jeanene Morgan worked as CFO for both Genius Brands International and Capital Art, two publicly quoted companies. I have never in my 30 years of running companies worked with anyone more diligent and professional. Jeanene did not only handle all accounting issues but also all SEC reportin... See more

Jeanene Morgan
Independent Business Owner at Morgan Consulting, Inc.
May 7, 2014, klaus managed Jeanene directly

I've worked with Ms. Jeanene Morgan for over five years and she has provided excellent services to our company in her capacity as CFO. Jeanene goes above and beyond to ensure that all of our government filings have in all cases been filed complete, accurate and on time. Her accounting and manage... See more

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Accomplishments

3 Languages
English • German • Portuguese

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